Filed by ONEOK, Inc.

(Commission File No. 001-13643)

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: ONEOK Partners, L.P.

(Commission File No.: 1-12202)

This filing relates to the proposed business combination of ONEOK, Inc. (“OKE”) and ONEOK Partners, L.P. (“OKS”) pursuant to the terms of an Agreement and Plan of Merger, dated as of January 31, 2017 (the “Merger Agreement”), by and among OKE, New Holdings Subsidiary, LLC, OKS, and ONEOK Partners GP, L.L.C. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by OKS on February 1, 2017, and is incorporated by reference into this filing.

Client Id: 77

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Client Id: 77

C O R P O R A T E    P A R T I C I P A N T S

T.D. Eureste ONEOK, Inc. - IR

Terry Spencer ONEOK, Inc. - President & CEO

Derek Reiners ONEOK, Inc. - SVP, CFO & Treasurer

Kevin Burdick ONEOK, Inc. - SVP, Natural Gas Gathering and Processing

Walt Hulse ONEOK, Inc. - EVP, Strategic Planning & Corporate Affairs

Sheridan Swords ONEOK, Inc. - SVP, Natural Gas Liquids, ONEOK Partners

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Shneur Gershuni UBS - Analyst

Christine Cho Barclays Capital - Analyst

Eric Genco Citigroup - Analyst

Tom Abrams Morgan Stanley - Analyst

John Edwards Credit Suisse - Analyst

Jeremy Tonet JPMorgan Chase - Analyst

Chris Sighinolfi Jefferies & Co. - Analyst

Elvira Scotto RBC Capital Markets - Analyst

Ted Durbin Goldman Sachs - Analyst

Craig Shere Tuohy Brothers - Analyst

P R E S E N T A T I O N

Operator

Good day and welcome to the ONEOK and ONEOK Partners conference call. Today’s conference is being recorded. At this time, I would like to turn the conference over to Mr. T.D. Eureste. Please go ahead.

T.D. Eureste - ONEOK, Inc. - IR

Thank you and welcome to ONEOK and ONEOK Partners investor call to discuss ONEOK’s agreement to acquire the remaining public stake in ONEOK Partners. We will also briefly discuss ONEOK’s 2017 financial guidance, which we also released this morning.

Statements made during this call that might include ONEOK or ONEOK Partners’ expectations or predictions should be considered forward-looking statements and are covered by the Safe Harbor provisions of the Securities Acts of 1933 and 1934. Actual results could differ materially from those projected in any forward-looking statements. For a discussion of factors that could cause actual results to differ, please refer to our SEC filings.

Our first speaker is Terry Spencer, President and CEO of ONEOK and ONEOK Partners. Terry.

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Terry Spencer - ONEOK, Inc. - President & CEO

Thank you, T.D. Good morning and thank you for joining us so early in the morning. As always, we appreciate your continued interest and investment in ONEOK. I know most of you would like to start the Q&A immediately, but before we answer any questions, Derek and I have a few opening remarks.

We are very excited about this strategic transaction, which creates a larger standalone operating company, lowers our cost of funding and better positions us to continue executing on our growth opportunities. Combined, we expect to have a more than $30 billion enterprise value with a significantly enhanced growth profile that is expected to create long-term value for shareholders, including existing ONEOK Partners’ unitholders who will receive ONEOK shares in this transaction.

The transaction will be immediately accretive to distributable cash flow.

ONEOK shareholders and ONEOK Partners’ unitholders would also benefit from an expected increased quarterly dividend and higher dividend growth rate. And upon completion of the transaction, which we expect to occur in the second quarter, ONEOK does not expect to pay cash income taxes through at least 2021. And importantly, we are executing this transaction from a position of strength. This acquisition underscores the strategic value we place on the business we have successfully built since we ventured into the midstream space nearly 20 years ago.

As we evaluated other investment opportunities at ONEOK, we continue to arrive back at the same conclusion, that the best value for our shareholders would be owning the remaining 60% of the partnership. Our current structure has performed well in a tough environment, but the much larger entity post transaction is expected to provide even more financial strength and greater stability. We will have a lower expected long-term cost of funding with the elimination of the incentive distribution rights.

Following this transaction, we expect to emerge well-positioned for continued growth as one of North America’s largest midstream service providers. Our asset footprint is well-positioned in NGL-rich shale plays and has performed extremely well over the long term and especially over the past two years. Our position in the Mid-Continent, specifically the STACK and SCOOP plays, and in the Williston and Permian Basins with available NGL and natural gas capacity, gives us the ability to grow with our customers.

In 2017, we expect solid financial growth over 2016 benefiting from an enhanced financial strength and the continued improvements in market fundamentals, increased producer drilling activity and ethane recovery. Several of our producer customers have already announced significant increases in their drilling programs for 2017. We provided 2017 guidance expectations in a separate news release issued this morning. Our assets have already positioned us well for 2017, but with the acquisition of ONEOK Partners, ONEOK will be even better positioned for growth. I will turn the call over to Derek now.

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Thank you, Terry. We expect the transaction to be immediately accretive and then double-digit accretive to distributable cash flow in all years from 2018 to 2021. We expect to recommend that our Board increase the first quarterly distribution following the completion of the transaction to $0.745, a 21% increase and we expect a 9% to 11% annual dividend growth rate through 2021.

We also expect to carry an annual dividend coverage ratio of greater than 1.2 times. Unitholders will receive 0.985 shares of ONEOK stock for each unit of ONEOK Partners, which, based on last Friday’s closing price, represents a 22.4% premium.

The transaction is expected to also improve our cost of funding through the elimination of the incentive distribution rights. We expect the larger ONEOK to have enhanced access to the broader capital markets to fund growth and to meet the needs of our customers.

So that we have a single credit profile, we plan to add cross guarantees between ONEOK Partners and ONEOK, which eliminates the structural subordination and allows for one debt-issuing entity going forward. The transaction has been reviewed with the rating agencies and we expect the combined entity to receive investment-grade credit ratings.

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Our combined companies’ investment-grade credit rating, strong credit metrics are very important to us, providing access to the capital markets in a reliable, low-cost way. By proactively pursuing this transaction, we are helping to insulate the Company from industry down cycles while maintaining credit-rating goals and previously discussed deleveraging strategy. The simplified structure allows excess coverage at ONEOK and ONEOK Partners to be combined into one entity and we expect to achieve our long-term target debt-to-EBITDA ratio of 4.0 times.

Focusing now on some of the more specific value for investors. We expect that shareholders will benefit from the larger size of the combined entity, significantly enhanced financial strength and as Terry mentioned, a lower cost of funding to execute our growth opportunities. This acquisition is expected to result in a $14 billion tax basis stepup that is expected to provide a cash tax deferral through at least 2021, significantly increasing our cash flow.

The larger company structure and strong ONEOK currency is expected to provide us with an even greater margin between return on capital and cost of funding and enable us to be even more competitive as we construct new projects, evaluate bolt-on assets or review strategic acquisitions. So in short, we think the transaction represents a tremendous opportunity for both the present and future shareholders in ONEOK.

ONEOK Partners’ unitholders will receive a significant premium and they will also participate in the benefits of expected higher dividend growth rate of 9% to 11%. With the expected higher trading volume at ONEOK relative to ONEOK Partners, we also expect much greater liquidity for investors. As you review our 2017 guidance release, I’d like to highlight our dividend coverage ratio target of greater than 1.2 times, which will allow us to fund a substantial amount of capital spending without borrowing or accessing the capital markets.

The strong dividend coverage is expected to provide greater flexibility, enabling us to reinvest in the business, reduce the need to access capital markets post-transaction and be in a position to sustain a level of dividend growth in a large range of business environments. I will now hand the call back over to Terry.

Terry Spencer - ONEOK, Inc. - President & CEO

Thank you, Derek. I want to emphasize that ONEOK and ONEOK Partners have consistently delivered substantial long-term results to investors. Performance at ONEOK and ONEOK Partners has far exceeded the S&P 500 and Alerian MLP indices. Ten-year total returns of more than 350% at ONEOK and more than 150% at ONEOK Partners underscore our focus on long-term sustainable growth that creates tangible value for our investors.

This transaction reinforces our commitment to delivering immediate and long-term value to our shareholders. We continue to be disciplined in our approach to managing our balance sheet and maintaining investment-grade credit ratings. Our capital growth investments over the past decade have positioned us well in some of the most productive shale plays in the country to align ONEOK with the needs of our customers.

ONEOK’s competitive advantage has always been our integrated assets and employees. These employees spread across 15 states, have remained hard-working and committed through our Company’s expansion and through sometimes challenging industry conditions. This transaction will not impact our employees or their day-to-day responsibilities. The merger of our companies will not only benefit investors, but will also benefit employees by improving our Company’s long-term growth opportunities and further strengthening our financial position. We remain committed to continuing our long history of safe and reliable operations as we continue to execute on our strategic growth opportunities and drive value for all ONEOK stakeholders.

In closing, we are confident in our assets, experienced people, financial flexible and discipline and our legacy of doing the right things to create value for our stakeholders. Our 2017 guidance expectations reflect this commitment, as well as solid growth across our operations and the financial benefits of the proposed acquisition of ONEOK Partners. This is an impactful transaction for ONEOK and ONEOK Partners, expected to drive strong accretion and expected to lead to a meaningful quarterly dividend increase and long-term dividend growth.

We are also lowering our cost of funding, strengthening cash flow generation and enhancing scale, which will be extremely important as we continue growing as one of North America’s largest midstream service providers.

With that, I would like to open the line for questions.

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Q U E S T I O N S    A N D    A N S W E R S

Operator

(Operator Instructions) Shneur Gershuni, UBS.

Shneur Gershuni - UBS - Analyst

I’m sure you are happy not to be answering this question anymore. Just a couple of quick questions. First, on a clarification on your comment about expecting to be IG. If I do my math correctly, your net cash outflowing from the combined company is actually less than it was previously. Did the agencies view that as a credit positive? Is there any other comments that they gave to you that leads to the conclusion that you will be IG going forward? Would it be BBB lower, potentially higher?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Sure and certainly I don’t want to get out in front of the agencies themselves. I expect that they will put out news releases at some point as well, but what I can tell you is certainly the improved cash flow is certainly a credit positive. Removal of structural subordination on the debt is also -and frankly, with the very thick dividend coverage that we are projecting going forward, we expect to be able to delever quite quickly. So I think all those things are net positives.

Shneur Gershuni - UBS - Analyst

Great. If we can talk about this combination. Do you view it as strengthening your position going forward? With your new currency, do you expect to be an acquirer? Or on the flipside, was this transaction defensive? I was just wondering if you can give us your thoughts on how you move the Company forward now that you have the combined entity.

Terry Spencer - ONEOK, Inc. - President & CEO

Certainly we view ourselves as an acquirer. We always have. We have been historically an acquisitive company, but as we think about our strategic focus, we are going to continue to stay focused on the organic growth opportunities that are in front of us today. We are in a great position in great basins. So that will be the primary focus and we will be opportunistic, of course, from an acquisition standpoint. As we’ve said many times before, we are always looking — particularly the bolt-on acquisitions are considerably appealing to us, but also there might be acquisitions more on a strategic front and we will assess those as we go. As I said before, transactability is always a question mark. Value is a question mark in those types of transactions, but we are always going to be looking and I think we are in a better position to take advantage of some of those opportunities now as a result of this transaction.

Shneur Gershuni - UBS - Analyst

And just a final question. Your growth CapEx number in your guidance is fairly high. As I triangulate some of your previous comments about potential opportunities, the ones you talked about could happen in 2018 or 2019, I think specifically you talked about that in the SCOOP/STACK, are you accelerating some of those opportunities forward with the growth CapEx number that you put out today, or is the plan still as you laid out in the third quarter?

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Terry Spencer - ONEOK, Inc. - President & CEO

I think it’s pretty much still as we laid out. I will tell you that we are seeing things as we move into the early part of 2017 that is good news and we are seeing producers much more positive. So I think there has been some acceleration of some projects, but, for the most part, I think the overall story is pretty consistent still with what we laid out late last year.

Shneur Gershuni - UBS - Analyst

Great. Thank you very much, guys.

Operator

Christine Cho, Barclays.

Christine Cho - Barclays Capital - Analyst

Congrats on the deal. When you guys talk about it being double-digit accretive to OKE’s DCF in all years between 2018 and 2021, I’m assuming that some of the accretion is tied to the fact that you would’ve had to pay cash taxes if you didn’t do something and now you won’t. Would you be able to give us a sense of what cash tax you are likely looking at in a do-nothing scenario?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Christine, certainly part of the accretion does relate to our expectation that we would have been in a cash tax-paying position. We haven’t disclosed that number and we are not going to do that today. The go-forward is that we are not going to pay cash taxes our expectation is through at least 2021, which does provide significant uplift in the cash flows available for the dividend and allows us a great deal of flexibility going forward.

Christine Cho - Barclays Capital - Analyst

Okay. And then just a follow-up on the prior M&A question. When I thought about M&A for you guys, I got the impression that you like having the option of two currencies to use and with this rollup, should we think that the bid ask is still too wide for you guys? Is the [arb] between OKS and OKE too good to let go? Did you just want to eliminate the cash tax creep, or do you think the pro forma structure is just in a better spot to do a deal? Any color on what prompted you to do this now and how you think about the pro forma structure and your outlook for M&A would be helpful as well.

Terry Spencer - ONEOK, Inc. - President & CEO

Christine, so as I indicated in my remarks, we evaluate continuously different strategic opportunities and look at different alternatives. This transaction was so compelling; it was the best of our alternatives so that’s why we’ve done it. We think that this transaction clearly positions the Company to weather more commodity price volatility and that could come at any particular point in time. We weren’t going to wait around and wait for another commodity price cycle to impact us. So I think what we’ve done has clearly made a lot of sense for us.

I think that as we think about the flexibility that this creates, we’ve talked — again, to address your comment about the flexibility of having two currencies — I think what this transaction does is it puts us in a better capital — it provides us better capital access and I think that actually creates a lot more flexibility for us than the former.

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Christine Cho - Barclays Capital - Analyst

Okay. And then last question for me. You touch upon it in the press release, but just some more clarity. I know it might not be that relevant in the near term since you don’t have big CapEx needs, but if we ever do get back to that point, how should we think about your strategy going forward? Should we think that you are going to use internally-generated cash flow and debt capacity to fund CapEx and eliminate the reliance on the equity markets with maybe exceptions for an acquisition or is the ATM still going to be a thing?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Well, we’ve got good options there and I think to start with the dividend coverage that we are talking about, that will provide a substantial amount of internally-generated cash flow to fund CapEx. If you just look at the level of our capital spending that we’ve guided to in 2017 and do the math, you can see that a significant portion of that capital is being funded or being put back into the business from the internally-generated cash flow. We certainly could issue equity and you are right, acquisitions, perhaps large projects could result in that. We will manage to the leverage ratios and make sure that we do what we need to do to stay investment-grade.

Christine Cho - Barclays Capital - Analyst

Great. Thank you so much. Congrats again.

Operator

Eric Genco, Citi.

Eric Genco - Citigroup - Analyst

Congratulations. Just a couple quick clarifications. The dividend growth that you are targeting of 9% to 11%, is that post the initial 21% hike or is that inclusive of it when you think about better than average?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

No, that is post. So initial increase of 21% and then beyond that, 9% to 11%.

Eric Genco - Citigroup - Analyst

Okay. And then just as a follow-up, did you get a sense from the rating agencies of what specific metrics in terms of debt-to-EBITDA ratio on a consolidated basis they want you to target to get to that investment-grade rating and maintain it (multiple speakers)?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Again, I think they will put out releases probably today. We are still targeting to get to around that 4 times leverage ratio, very consistent with where we were headed at OKS. So as I mentioned with the retained cash flow, that happens actually pretty quickly in our forecasts.

Eric Genco - Citigroup - Analyst

Thank you very much. That’s all I had for right now.

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Operator

Tom Abrams, Morgan Stanley.

Tom Abrams - Morgan Stanley - Analyst

Good morning, guys and congratulations. I just wanted to follow up on that tax question and also ask about the Bakken. But on the tax question, what would be the expectation after 2021 in terms of rate? Would it jump dramatically or would it fade into something or just how is that going to work absent any acquisitions between now and then?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Certainly, there is a fair amount of uncertainty these days with corporate tax reform on what ultimately those corporate rates will be. I will tell you, we have looked at it under various scenarios and certainly through — we are not going to guide beyond 2021 — but certainly through that time, we feel pretty comfortable that we will not be a cash taxpayer through that period of time and in fact could have continuing net operating loss carryforwards at that point as well.

Tom Abrams - Morgan Stanley - Analyst

All right. Turning to the Bakken, in the past, it has been DUCS and producer activity certainly flaring, recapture, ethane rejection, Bear Creek ramp. How are all those — if you could just focus on that basin — how are all those rolling out during the year?

Kevin Burdick - ONEOK, Inc. - SVP, Natural Gas Gathering and Processing

Yes, things are playing out pretty much like we expect. We do continue to have a backlog of DUCS. That has started to be worked off more aggressively in the fourth quarter and as we move through 2017, we continue to see those DUCS being worked off. We have seen an uptick in rigs here over the last few months and that’s a net positive as well. So we feel good about where we are at with our volumes and what our producers are telling us for some slight increase to our volumes as we look at 2017.

Tom Abrams - Morgan Stanley - Analyst

And those volumes, take Bear Creek for instance, they gradually come in or is this something where, boom, the volumes are there to fill it?

Kevin Burdick - ONEOK, Inc. - SVP, Natural Gas Gathering and Processing

No, I think they are gradually coming in. We have seen the stepup throughout 2016 as facilities have come on and as we put the flares out, but as we move into 2017, it will be a gradual ramp.

Tom Abrams - Morgan Stanley - Analyst

And the trade-off between DUCS rolling off, if you will, but new producer activity coming in behind it, is that something that nets production bottoming at some point or it’s an even handoff or actually you just see growth because the new rig activity is adding faster than the DUCS are rolling off?

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Kevin Burdick - ONEOK, Inc. - SVP, Natural Gas Gathering and Processing

Yes, I think obviously you want the rigs — the increase in rigs does give you positive momentum for future. You do have a delay for when the rig shows up to when the production comes online. So as rigs ramp up through the first half of the year, that’s helping out for the back half of 2017 and forward.

Tom Abrams - Morgan Stanley - Analyst

Okay. Thanks a lot.

Operator

John Edwards, Credit Suisse.

John Edwards - Credit Suisse - Analyst

Good morning, everybody and congratulations. I’m just curious on the premium. Maybe you could talk a little bit about the criteria applied regarding the premium. Was it to be in a position so that there would be a net positive regarding cash flows or maybe you can talk about if there’s any other criteria we are looking at? Obviously a number of things could be applied?

Walt Hulse - ONEOK, Inc. - EVP, Strategic Planning & Corporate Affairs

Sure, John. This is Walt Hulse. Obviously, we needed to work a balance between paying a fair price for the ONEOK Partners units and then getting obviously a very positive transaction for OKE. Because we were coming from a position of strength, we paid a slightly higher premium than some of the precedent transactions that may have been in a different situation when they were doing the transaction. But, as I said, there is a positive cash flow benefit to OKE in the early part of the transaction, but everybody, both OKE shareholders and unitholders, in the long run will win from a cash flow and dividend growth standpoint.

John Edwards - Credit Suisse - Analyst

Okay. Thanks for that. Just turning to the financial guidance, you indicated that the ethane rejection was going to drop. I think the number was 140 to 160, something like that. I was just curious when you expect to see the rejection drop altogether or maybe you can maybe talk a little bit about how that should ramp down over time.

Sheridan Swords - ONEOK, Inc. - SVP, Natural Gas Liquids, ONEOK Partners

I think ethane rejection we expect it to start being sustainable coming out. You see ethane that was previously rejected being recovered starting in the second half of the year and it will ramp up through the second half of 2017 and then ramp through 2018.

Terry Spencer - ONEOK, Inc. - President & CEO

And Sheridan, that increase is occurring because of the startup.

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Kevin Burdick - ONEOK, Inc. - SVP, Natural Gas Gathering and Processing

The increase occurred due to the — the increase in exports that we are seeing from the enterprise’s terminal and also from the new cracker starting to come online in the second half of the year.

John Edwards - Credit Suisse - Analyst

Okay, so when do you expect the recovery — basically all of it to be recovered, in other words no rejection?

Sheridan Swords - ONEOK, Inc. - SVP, Natural Gas Liquids, ONEOK Partners

I don’t think you’ll see that until you get into 2018, later into 2018.

John Edwards - Credit Suisse - Analyst

Okay, okay. So basically then you mean — you do expect full recovery sometime in 2018. Is that fair?

Sheridan Swords - ONEOK, Inc. - SVP, Natural Gas Liquids, ONEOK Partners

I think it’s fair to say we won’t see it in 2017. We will have to evaluate 2018 when we get there, but we won’t see full recovery across our footprint in 2017.

Terry Spencer - ONEOK, Inc. - President & CEO

I think also what I would add to Sheridan’s comments is that as we think about just the industry as a whole as the petrochemical space comes on and we provided some of this information for you from an industry standpoint — petrochemical industry standpoint rather — that the bulk of the demand for — incremental demand for ethane is going to occur in that 2018 timeframe and into 2019 a bit. That’s where a lot of it is going to occur. I think broadly speaking our view is, as we look to the ethane markets longer term, I think we will actually be in a position where the industry could be a bit short of ethane. So at that particular point in time is when there will be actually essentially no ethane rejection occurring, particularly in the Mid-Continent and the Gulf Coast.

John Edwards - Credit Suisse - Analyst

Okay, yes. That’s helpful. And then just to confirm then in terms of leverage metrics, you guys are targeting right around 4 times, which that sounds very, very strong for an entity that is going to be lacking IDRs and lacking a GP and so on?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

John, as I mentioned, we have previewed this transaction with the rating agencies. Just like we’ve done in the past, investment-grade credit ratings for us are important and they help not only with lowering the cost of that funding, but providing certainty of access to capital markets even in troubled times. So that’s our longer-term target is around that 4 times.

John Edwards - Credit Suisse - Analyst

Okay, great. All right, thank you. That’s it for me.

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Operator

Jeremy Tonet, JPMorgan.

Jeremy Tonet - JPMorgan Chase - Analyst

Congratulations on the deal here and thanks for all the ground that you have covered today with the Q&A. I just wanted to follow up on the topic of M&A and given it seems like you’d be in a much stronger position here coming at this from a point of strength, a collapse, with the combined entity, I’m just wondering if you look at the space as a whole with industry consolidation? Do you guys like the leverage you have to the industries you are in or could you see yourself expanding into other areas in the midstream such as refined products or more in crude oil pipelines or any thoughts on that? And also is there the possibility if there is going to be consolidation in the space you guys could acquire a general partner out there? Or any thoughts on those topics?

Terry Spencer - ONEOK, Inc. - President & CEO

First of all, as far as the different product lines, we’ve been very vocal about being interested in pursuing other types of transportation assets in terms of pipelines. Refined products and crude oil, absolutely, we are very interested in. Candidly, those assets are hard to find and not many people are out there trying to sell them, but certainly we are very interested in those. I think there is some repurposing opportunity between refined products and crude oil — excuse me — refined products and NGLs rather. To the extent that you can identify synergies between refined products and NGLs, you could create capacity or better utilize capacity. So I think those certainly make a lot of sense for us. I think as far as potentially acquiring another C-Corp, potentially certainly that could be a possibility.

Jeremy Tonet - JPMorgan Chase - Analyst

Great. Thanks. That’s it for me. Thank you.

Operator

Chris Sighinolfi, Jefferies.

Chris Sighinolfi - Jefferies & Co. - Analyst

I just want to follow up on a couple questions, maybe refine my understanding of what you are saying. I guess to start with on the back of John’s inquiry about the ethane component, I saw, as he did, in your guidance the reduction you are talking about being in late 2017. And I know you’ve given us in prior quarters what the rejection number had been running at across your system.

So I am just curious, you had put out a financial component associated with full recovery and I’m just wondering, if I look at the ranges for your guidance, particularly your EBITDA guidance, for 2017, it’s a fairly wide range. Can we talk about maybe some of the components that drive upper versus lower end and is ethane recovery and the timing of it a component of that and at the midpoint, if it’s possible to tell us what you are including from a recovery standpoint?

Terry Spencer - ONEOK, Inc. - President & CEO

Certainly ethane is a component of that and it’s significant. We’ve not provided you specificity or at least financial specifically about that incremental impact from a financial standpoint. But, yes, of that variance, if you will, in the guidance range, yes, ethane is a significant component. Sheridan, you got anything else you want to add?

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Sheridan Swords - ONEOK, Inc. - SVP, Natural Gas Liquids, ONEOK Partners

I think the other thing that would be in there is the typical things that we would say is how much volume we see coming out of the SCOOP and the STACK and the Permian with those growing basins, whether or not that’s a little higher or lower than what we think and also with the typical spreads between Conway and Belvieu and between different product differentials is what drives that spread we put on the earnings release or the guidance release.

Chris Sighinolfi - Jefferies & Co. - Analyst

Okay. It seems like many of those things, Sheridan, when you think about those Basins and the volume ramps and the ethane recovery as you talk to John about, seems like obviously very back-end-loaded. So just curious how to calibrate, but that comment is helpful.

I guess with regard to another question that was asked about — and this is for Derek — with regard to the credit agency conversations and your targets. Was there a loose timeframe that you had talked about in terms of the achievement of some of those goals? Obviously, we are starting at the upper end, but you talked about excess coverage working yourself down towards the 4.0 target. I’m just curious if there was an approximate timeframe that you guys had discussed that you could share with us about your expectation at least internally as to when you might get there?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

One thing to remember too, at ONEOK, we have about $250 million of cash there that can be immediately deployed to pay down debt. So keep that in mind, but as we think forward, you are probably 18 months or so — 18 to 24 months of getting to down to around that target of 4.0 times.

Chris Sighinolfi - Jefferies & Co. - Analyst

Okay. Okay, that’s great. And then if I could, just one more, Terry, this is more of a philosophical question, but as you think about I guess value consideration in the sector and for your shareholders, and clearly the dividend hike you guys have announced and the growth rate you have communicated speaks to (inaudible) paradigm built around yield, which is obviously where the sector historically has been.

On the underhand, if I look at your comment about north of a $30 [billion] enterprise value and think about what multiple that implies versus your guidance, it’s obviously a robust figure. So I’m just curious, as you think about the framework through which you will evaluate future initiatives, is it more arbitraging EBITDA discrepancies or is it primarily focused on things that can drive the dividend story? Any color on that would be really helpful.

Walt Hulse - ONEOK, Inc. - EVP, Strategic Planning & Corporate Affairs

Chris, as we evaluate any investment opportunity, whether it be organic or acquisition, we constantly are looking at the ability to achieve a significantly higher return than our cost of funding.1 So we are not necessarily just focused on being accretive to a dividend. We are trying to make investments that are truly value-additive and the opportunities that we see out there today are for very low multiple to EBITDA investments that significantly beat our cost of capital and we are going to continue to strive to find those opportunities.

Chris Sighinolfi - Jefferies & Co. - Analyst

Okay. Thanks a lot for taking my questions and all the color this morning. Appreciate it.

[1]	Revised to reflect correct reference.

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12

Client Id: 77

Operator

Elvira Scotto, RBC Capital Markets.

Elvira Scotto - RBC Capital Markets - Analyst

Good morning. So I just wanted to clarify on the dividend growth, we have the initial 21% bump and is there the possibility of additional dividend growth in 2017 or do we wait in 2018?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Well, we’ve just put this guidance out, but that’s our expectation is to immediately bump it to 21% and then the guidance is for a 10% increase in the annual dividend post that bump.

Elvira Scotto - RBC Capital Markets - Analyst

Okay, great. What gives you confidence in that 10% increase through 2021? Does that embed a certain level of growth CapEx? Is it working coverage down to 1.2? Is it looking across and seeing what you are going to generate from ethane recovery, what you are seeing in the Bakken, SCOOP/STACK? Just some more color around your confidence on that number going forward.

Terry Spencer - ONEOK, Inc. - President & CEO

Sure, as we think about what the growth opportunities that we see in front of us, they are primarily within our core areas, organic-driven opportunities where we have some visibility and of course, a lot of experience and so from a capital run rate standpoint, as I have said in the past, it’s going to be fairly consistent with what we have seen here over the course of the last year. We’ve got excess capacity that we can grow in that’s already built. We’ve got excess processing capacity in our gathering and processing business. We’ve got excess capacity in our natural gas liquids business. So we’ve got the ability to grow without expending much more capital than this kind of $0.5 billion run rate that we’ve got out there. So that’s really what provides the support for this 9% to 11% dividend growth.

Elvira Scotto - RBC Capital Markets - Analyst

Great. Thanks. Is there a certain commodity price outlook that you have that drives that?

Terry Spencer - ONEOK, Inc. - President & CEO

We have not provided that, but I can tell you that from a — we haven’t provided a long-term commodity price outlook. We provided you with what our thoughts were for 2017. But longer term I can just tell you that if we can see just some modest increase in commodity prices over time, which we expect, the economics in these basins where these producers are drilling are all attractive and will continue to pay off for us.

I think the other thing too — the story, of course, is the ethane story and that’s I think one of the key components that’s driving this is this continued ability to grow the dividend. So that is somewhat of a function of price, but as the market continues to pull more and more ethane, we expect ethane prices certainly to strengthen.

Elvira Scotto - RBC Capital Markets - Analyst

Great. Thanks. That’s all for me.

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13

Client Id: 77

Operator

(Operator Instructions). Ted Durbin, Goldman Sachs.

Ted Durbin - Goldman Sachs - Analyst

Can we just start with the $14 billion tax stepup? What’s the amortization period on that?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Well, we will go through an evaluation process and allocate that stepup to the various asset, big picture, we’ve got gathering and processing-type assets that are typically going to be a seven-year life and the pipeline assets are going to be a 15-year life. So think of it as relatively equally, but again it will depend on the final valuations once we get those in.

Ted Durbin - Goldman Sachs - Analyst

In other words, you might have over $1 billion of taxable offset effectively here? What’s the run rate there or so?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Well, Ted, I think I will let you model that out. Certainly we are going to do all the valuation work that we need to do to be able to allocate that, but I’m really not in a position to go into details on that right now.

Ted Durbin - Goldman Sachs - Analyst

Fair enough. And then can you just confirm, that number will somewhat depend on where OKE closes when the transaction closes, is that a fair statement?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Yes, that’s right.

Ted Durbin - Goldman Sachs - Analyst

And what is the sensitivity to a $1 price change in the OKE share price? Do you have that?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Well, really what you need to do, Ted, is to take the equity value of the transaction and then add to that the portion of OKS’s that’s allocable to those unitholders. So roughly 60% of the OKS debt, add those two together and that’s how you get to that $14 billion.

Ted Durbin - Goldman Sachs - Analyst

Got it. And then to that point, have you done any math on the tax implications for the OKS unitholders?

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Client Id: 77

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Yes, the OKS unitholders each have their own individual basis in the units and so every one will be a little bit different in terms of what their basis is depending on what they paid for the units at the time they acquired those and then the amount of allocated losses or earnings over the period of time and also factoring in the cash distributions they have received.

So the short answer is everybody’s going to be different in terms of that impact. Certainly the premium paid on the transaction will help unitholders offset some of that tax, may be more than offset that tax depending on their situation.

Ted Durbin - Goldman Sachs - Analyst

Got it. And if you look at the average or whatever, what that might look like and maybe you are thinking on why not offer a bit of a cash component to this transaction versus all equity?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Well, the all equity made a lot of sense for us particularly as we targeted the investment-grade credit ratings.

Ted Durbin - Goldman Sachs - Analyst

Fair enough. Can you confirm for the vote, is it a simple majority on both the OKE and OKS side?

Terry Spencer - ONEOK, Inc. - President & CEO

Yes, it was.

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Are you asking about the unitholder and shareholder vote?

Ted Durbin - Goldman Sachs - Analyst

Yes, the unitholder and shareholder vote. Do you just need a simple majority?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Yes. That’s right. At OKS, it’s a simple majority and OKE will vote its units in that vote and then at the OKE level, I believe it’s a majority of the quorum that votes.

Ted Durbin - Goldman Sachs - Analyst

Okay. That’s all I had. Thanks.

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15

Client Id: 77

Operator

Craig Shere, Tuohy Brothers.

Craig Shere - Tuohy Brothers - Analyst

Congratulations. The 2017 G&P volume guidance appears potentially somewhat conservative. At the same time, you are using a conservative commodity price deck. Are your G&P volumes more driven by producer customer communication or is there some heavy impact based on your commodity price outlook and can you comment about the year-end 2017 expected run rates?

Kevin Burdick - ONEOK, Inc. - SVP, Natural Gas Gathering and Processing

Well, as we think about our volumes, again, a lot of our volume outlook is, yes, there is a commodity price component to that, but it is influenced especially in 2017 by a lot of the conversations we are having with producers. Again, as we think about the Williston Basin first, like we talked, there have been some rigs come back. The DUC completions are picking up and so that’s where we see volumes flat to slightly increasing in 2017.

When you looked at the STACK, that’s where we see a little more growth, but that growth is going to be weighted more towards the back half. We have seen rigs move onto our acreage over the last two or three months and we anticipate those rigs will continue to strengthen through the first half of 2017.2 So while that is extremely positive news, with the lag between when the rig shows up and when the production comes online, that’s where those volumes will be back-end-weighted. So we do see our exit rate quite a bit higher than what you are just seeing from an annual average that we provided in the guidance.

Craig Shere - Tuohy Brothers - Analyst

Okay. That is very helpful. That’s what I was thinking. We had been assuming over here that given the growth opportunities — and I know you’ve got a lot of unused capacity that can fill in — but we had been assuming that you are on the cusp of maybe recharging $2 billion of growth CapEx projects. Does the reduced cost of capital with the MLP buy-in dovetail with expected pending growth opportunities you might anticipate announced in the coming year?

Terry Spencer - ONEOK, Inc. - President & CEO

Certainly it does. I think that certainly the attractive funding that we now have going forward I think will obviously have a bearing on our economics and it may actually pull in projects that we might not have otherwise been able to execute on. So, yes, I think it will clearly have a bearing on what our future capital spend will be and what our opportunity set will be.

Craig Shere - Tuohy Brothers - Analyst

On that score, Terry, before the meltdown maybe 18 months ago, I think you all had been originally discussing potential shadow inventory or however you want to describe it of $3 billion to $4 billion in projects and then you deferred three projects that had already been started. Does the outlook in the coming year for another $2 billion of mid to high single digit EBITDA multiple projects, does that sound outlandish to you?

Terry Spencer - ONEOK, Inc. - President & CEO

I don’t think it sounds outlandish. I think it’s certainly conceivable we could have a backlog like that. Now we have not provided you any information about the backlog and we will give that consideration going forward, but I think the opportunity set, particularly if commodity prices continue to firm, we are working on a lot of great opportunities within our footprint. So I don’t think it’s outlandish at all.

[2]	Revised to reflect correct reference.

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16

Client Id: 77

Craig Shere - Tuohy Brothers - Analyst

Great. And my last question, as you delever over the next 18 to 24 months down to the 4 times multiple, should we presume that CapEx will be funded almost entirely with equity, but there after a 50/50 debt and equity split?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Craig, I think the metric that I would continue to point you to is leverage. We are really going to adjust to try to maintain our targets there on leverage. So if you get a few years out and you continue to delever below the 4 times then there wouldn’t really be a need to issue equity at that point. And as our EBITDA grows, of course, that gives us more debt capacity as well. So think about the leverage target as being a pretty strong indicator of our expectation on equity.

Craig Shere - Tuohy Brothers - Analyst

Derek, that makes a lot of sense, but at some point your taxes are going to come home to roost, right? You can’t defer them forever 100% so you are not going to bring your — I assume you’re not going to bring your coverage ratio down to 1.0. So even when you don’t need equity, you are going to have coverage.

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Sure.

Craig Shere - Tuohy Brothers - Analyst

Is there some kind of split once you get to that targeted leverage ratio that we should think about or is this we will see how the EBITDA flows in?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

Craig, remember that we are guiding you to coverage ratios in excess of 1.2 times as being our target. So we will have a significant amount of cash flow retained that we will be able to invest back in the business to fund those growth opportunities. Obviously growth opportunities will come and to the extent that we need to issue equity to maintain the leverage in and around our targets, we will do so. But if you just think about the run rate that Terry mentioned and capital spend and you do the math on a 1.2 times coverage, we are going to cover a very significant portion of that with the retained cash.

Craig Shere - Tuohy Brothers - Analyst

Understood. So beyond the coverage, even if you recharge the growth CapEx portfolio, you might lean a little more on debt funding for these mid to high single digit growth projects versus issuing a lot more equity besides the coverage?

Derek Reiners - ONEOK, Inc. - SVP, CFO & Treasurer

I think that is fair.

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17

Client Id: 77

Craig Shere - Tuohy Brothers - Analyst

Okay. Thank you very much.

Operator

That concludes our question-and-answer session for today. I would like to turn the conference back over to Mr. Eureste for any additional or closing remarks.

T.D. Eureste - ONEOK, Inc. - IR

Thank you. We will release ONEOK and ONEOK Partners’ earnings after the market closes February 27 followed by our conference call on February 28. Thank you for joining us.

Operator

That concludes today’s presentation. We thank you all for your participation and you may now disconnect.

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18

* * *

Forward Looking Statements

This filing contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “plans”, “projects”, “will”, “would”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect OKE’s and OKS’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving OKE and OKS, including future financial and operating results, OKE’s and OKS’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including future results of operations, projected cash flow and liquidity, business strategy, expected synergies or cost savings, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this filing will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These risks and uncertainties include, without limitation, the following:

•	the ability to obtain the requisite OKE stockholder and OKS unitholder approvals relating to the proposed transaction;

•	the risk that OKE or OKS may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the timing to consummate the proposed transaction;

•	the risk that the cost savings, tax benefits and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;

•	disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•	the diversion of management time on merger-related issues;

•	the impact and outcome of pending and future litigation, including litigation, if any, relating to the proposed transaction;

•	the effects of weather and other natural phenomena, including climate change, on our operations, demand for our services and energy prices;

•	competition from other United States and foreign energy suppliers and transporters, as well as alternative forms of energy, including, but not limited to, solar power, wind power, geothermal energy and biofuels such as ethanol and biodiesel;

•	the capital intensive nature of our businesses;

•	the profitability of assets or businesses acquired or constructed by us;

•	our ability to make cost-saving changes in operations;

•	risks of marketing, trading and hedging activities, including the risks of changes in energy prices or the financial condition of our counterparties;

•	the uncertainty of estimates, including accruals and costs of environmental remediation;

•	the timing and extent of changes in energy commodity prices;

•	the effects of changes in governmental policies and regulatory actions, including changes with respect to income and other taxes, pipeline safety, environmental compliance, climate change initiatives and authorized rates of recovery of natural gas and natural gas transportation costs;

•	the impact on drilling and production by factors beyond our control, including the demand for natural gas and crude oil; producers’ desire and ability to obtain necessary permits; reserve performance; and capacity constraints on the pipelines that transport crude oil, natural gas and NGLs from producing areas and our facilities;

•	difficulties or delays experienced by trucks, railroads or pipelines in delivering products to or from our terminals or pipelines;

•	changes in demand for the use of natural gas, NGLs and crude oil because of market conditions caused by concerns about climate change;

•	conflicts of interest between OKE and OKS;

•	the impact of unforeseen changes in interest rates, equity markets, inflation rates, economic recession and other external factors over which we have no control, including the effect on pension and postretirement expense and funding resulting from changes in stock and bond market returns;

•	our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared with our competitors that have less debt, or have other adverse consequences;

•	actions by rating agencies concerning the credit ratings of OKE and OKS;

•	the results of administrative proceedings and litigation, regulatory actions, rule changes and receipt of expected clearances involving any local, state or federal regulatory body, including the Federal Energy Regulatory Commission (FERC), the National Transportation Safety Board, the Pipeline and Hazardous Materials Safety Administration (PHMSA), the U.S. Environmental Protection Agency (EPA) and the U.S. Commodity Futures Trading Commission (CFTC);

•	our ability to access capital at competitive rates or on terms acceptable to us;

•	risks associated with adequate supply to our gathering, processing, fractionation and pipeline facilities, including production declines that outpace new drilling or extended periods of ethane rejection;

•	the risk that material weaknesses or significant deficiencies in our internal controls over financial reporting could emerge or that minor problems could become significant;

•	the ability to market pipeline capacity on favorable terms, including the effects of:

•	future demand for and prices of natural gas, NGLs and crude oil;

•	competitive conditions in the overall energy market;

•	availability of supplies of Canadian and United States natural gas and crude oil; and

•	availability of additional storage capacity;

•	performance of contractual obligations by our customers, service providers, contractors and shippers;

•	the timely receipt of approval by applicable governmental entities for construction and operation of our pipeline and other projects and required regulatory clearances;

•	our ability to acquire all necessary permits, consents or other approvals in a timely manner, to promptly obtain all necessary materials and supplies required for construction, and to construct gathering, processing, storage, fractionation and transportation facilities without labor or contractor problems;

•	the mechanical integrity of facilities operated;

•	demand for our services in the proximity of our facilities;

•	our ability to control operating costs;

•	acts of nature, sabotage, terrorism or other similar acts that cause damage to our facilities or our suppliers’ or shippers’ facilities;

•	economic climate and growth in the geographic areas in which we do business;

•	the risk of a prolonged slowdown in growth or decline in the United States or international economies, including liquidity risks in United States or foreign credit markets;

•	the impact of recently issued and future accounting updates and other changes in accounting policies;

•	the possibility of future terrorist attacks or the possibility or occurrence of an outbreak of, or changes in, hostilities or changes in the political conditions in the Middle East and elsewhere;

•	the risk of increased costs for insurance premiums, security or other items as a consequence of terrorist attacks;

•	risks associated with pending or possible acquisitions and dispositions, including our ability to finance or integrate any such acquisitions and any regulatory delay or conditions imposed by regulatory bodies in connection with any such acquisitions and dispositions;

•	the impact of uncontracted capacity in our assets being greater or less than expected;

•	the ability to recover operating costs and amounts equivalent to income taxes, costs of property, plant and equipment and regulatory assets in our state and FERC-regulated rates;

•	the composition and quality of the natural gas and NGLs we gather and process in our plants and transport on our pipelines;

•	the efficiency of our plants in processing natural gas and extracting and fractionating NGLs;

•	the impact of potential impairment charges;

•	the risk inherent in the use of information systems in our respective businesses, implementation of new software and hardware, and the impact on the timeliness of information for financial reporting;

•	our ability to control construction costs and completion schedules of our pipelines and other projects; and

•	the ability of management to execute its plans to meet its goals and other risks inherent in our businesses that are discussed in OKE’s and OKS’s most recent annual reports on Form 10-K, respectively, and in other OKE and OKS reports on file with the Securities and Exchange Commission (the “SEC”).

These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither OKE nor OKS undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in the most recent reports on Form 10-K and Form 10-Q and other documents of OKE and OKS on file with the SEC. OKE’s and OKS’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

This filing also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating our overall financial performance. These non-GAAP measures are broadly used to value and compare companies in our industry.

Additional Information And Where To Find It

This communication is not a solicitation of any vote, approval, or proxy from any OKE stockholder or OKS unitholder. In connection with the proposed transaction, OKE will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of OKE and a joint proxy statement of OKE and OKS. Each of OKE and OKS may also file other documents with the SEC regarding the proposed transaction. OKE and OKS will each mail the joint proxy statement/prospectus to their respective stockholders and unitholders. This document is not a substitute for any prospectus, proxy statement or any other document which OKE or OKS may file with the SEC in connection with the proposed transaction. OKE and OKS urge investors and their respective stockholders and unitholders to read the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from OKE’s website (www.oneok.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from OKS’s website (www.oneokpartners.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Solicitation

OKE, OKS and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from OKE stockholders and OKS unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of OKE stockholders and OKS unitholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about OKE’s executive officers and directors in its definitive proxy statement filed with the SEC on April 5, 2016. You can find information about OKS’s executive officers and directors in its annual report on Form 10-K filed with the SEC on February 23, 2016. Additional information about OKE’s executive officers and directors and OKS’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from OKE and OKS using the contact information above.